

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

February 22nd, 2005

BEST AVAILABLE COPY



VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;
2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and
3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.



Yours faithfully

p.p

Fiona Murdoch
Internal Legal Adviser

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between January 26th and 22nd February 2005 (inclusive)

   Termination of ITC investigation
   Announcement of the Company's results for the year end December 31, 2004

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Termination ITC Investigation
Released	10:32 15-Feb-05
Number	6121I

RNS Number:6121I
Wolfson Microelectronics PLC
15 February 2005

Wolfson Microelectronics plc

Termination of the ITC investigation

Further to the announcement made on 16 November 2004, Wolfson Microelectronics plc ("Wolfson or "the Company"), a leading supplier of high performance mixed signal semiconductors, announces that the U.S. International Trade Commission (ITC) has terminated its investigation regarding the two patent infringement allegations made by Cirrus Logic, Inc. (Cirrus).

In its Final Determination, the ITC confirmed the Initial Determination made in November 2004 by the Administrative Law Judge.

- Cirrus' US Patent No 6,492, 928 (the '928 patent) is unenforceable because the inventors intentionally withheld highly material prior art from the U.S. Patent and Trademark Office. There will therefore be no restriction on Wolfson or its customers from the sale into the U.S. of the Wolfson products that were alleged to have infringed.

- A limited exclusion order has been issued relating to Wolfson audio digital-to-analogue converter products that infringe Cirrus' US Patent No 6,011,501 (the '501 patent) which are shipped directly into the U.S. The order does not extend to any third party product that incorporates any Wolfson product.

- As we stated in our statement in November 2004, the limited exclusion order will have no effect on Wolfson's business as two of the three affected products were made obsolete in early 2004 due to a lack of market demand. The third product was modified to remove the disputed feature.

The proceedings in the US District Court of Southern California in San Diego are ongoing and the Company continues vigorously to defend these.

David Milne, CEO of Wolfson, said: "The ITC investigation is now over and the Commission agreed with Wolfson's position that the '928 patent is unenforceable. Since the Company no longer markets any products affected by the '501 patent allegations, the decision has no material effect on our business. We continue to defend the District Court proceedings."

Enquiries:

Wolfson Microelectronics plc 0131 272 7000
David Milne, CEO; George Elliott, CFO

Corfin Communications 020 7645 2990
Harry Chathli, Neil Thapar

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Preliminary Results
Released	07:00 22-Feb-05
Number	8713I

RNS Number:8713I
Wolfson Microelectronics PLC
22 February 2005

22 February 2005

WOLFSON MICROELECTRONICS plc
Preliminary Announcement of
Full Year Results for the year ended 31 December 2004

Wolfson Microelectronics plc ("Wolfson" or "the Company") (LSE: WLF), a leading supplier of mixed-signal semiconductors for consumer electronics, announces its financial results for 2004.

Financial highlights:

- Revenues increased by 58% to $119.3m (2003: $75.7m)
- Pre-tax profits increased by 34% to $16.8m (2003: $12.5m)
- Gross margin improved by 2.5 percentage points to 49.3% (2003: 46.8%)
- Fully diluted earnings per share 18.10 cents per share (2003: 9.24 cents)
- Net cash inflow from operating activities $10.5m (2003:$4.8m)

Operating highlights

- Revenues from products for portable devices up to $53m (2003: $18.6m)
- Catalogue of products expanded by 25%
- Sales to Japan tripled to $19.9m
- R&D spending increased by $6.5m to $15.9m
- Number of design wins up 50%
- ITC litigation ended

Commenting on the results, David Milne, chief executive of Wolfson Microelectronics said: "Despite the disappointing downturn in sales in the Chinese DVD sector in the second half of 2004, Wolfson is benefiting from the digital revolution and has delivered another year of strong growth in revenues and profits. Wolfson's products are enabling more and more global consumer electronics companies to provide high quality audio and other features in their products.

The Company has entered 2005 with the widest product range and design wins in its history, which we believe provides a solid platform to deliver further growth during 2005."

Enquiries:

Wolfson Microelectronics	0207 645 2990 on the day and thereafter
David Milne, CEO	0131 272 7000
George Elliott, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7645 2990

Wolfson Microelectronics plc Full Year Results can be heard LIVE from 0930 via http://www.wolfsonmicro.com or www.streetevents.com

Additionally, there is a dial in facility: UK Dial-in 020 7070 5412; US Dial-in +1866 43 27 186

OVERVIEW

Wolfson is pleased to report another year of strong growth in revenues and profits in 2004, the first full 12-month period of trading since the Company's flotation on the London Stock Exchange. This has been achieved against challenging market conditions in some areas of the Company's business, notably sales to DVD manufacturers in China.

For the year, revenues increased 58% to $119.3m (2003: $75.7m) and pre-tax profits increased by 34% to $16.8m (2003: $12.5m). This is also the first time Wolfson's annual revenues have exceeded the $100m revenue mark consolidating our position as a leading supplier of high quality, mixed signal semiconductors for many of the world's consumer electronics brands.

Gross margins for the year improved from 46.8% in 2003 to 49.3% in 2004 reflecting a change in product mix and better manufacturing yields.

Wolfson supplied over $100,000 worth of products to over 70 customers in 2004 (2003: 47) underlining the breadth of its customer base. The top five customers represented 39% of revenues in 2004 (2003: 35%) and the largest customer represented 10% of revenues (2003: 17%).

The results reflect increasing demand for Wolfson's products for new applications; a broadening international customer base; rising global consumer electronics demand driven by the digital revolution; and the inclusion of Wolfson's technology in market-leading portable and consumer electronics devices such as MP3 players, digital still cameras, PDAs and multimedia mobile phones.

Revenues in each of our three business sectors increased during the year, led by portable devices where revenues increased by 184% to $53m (2003: $18.6m).

In consumer audio, where our products are typically used in mains-powered electronics goods, revenues for the year rose by 26% to $38.1m (2003: $30.2m). Revenues from digital imaging, which includes products such as document scanners, multi-function printers and digital copiers, rose by 15% to $24.3m (2003: $21.2m) for the year as a whole.

Financial review

Revenues for the year increased 58% to $119.3m (2003: $75.7m) while profits before tax rose by 34% to $16.8m (2003: $12.5m). Diluted earnings per share went up to 18.10 cents (2003: 9.24 cents) which includes 7.71 cents in respect of an exceptional tax credit as described later.

Operating profits

Operating profits increased from $12.6m in 2003 to $16.8m in 2004 as the gross margin expanded by 2.5 percentage points to 49.3% (2003: 46.8%) due to a change in product mix and manufacturing efficiencies. Excluding litigation costs the operating profit was $20.8m (2003: $13.3m) representing 17.4% of revenues (2003: 17.6%).

The gross margin in the second half of 2004 fell to 48.6% compared to 50% in the first half of the year. This was due to an additional $0.45m being provided for slow moving and obsolete inventory and a reduction in the average selling prices of certain consumer products (mainly relating to DVDs) to reduce excess inventory. Going forward the gross margin is anticipated to be in the 49%-51%

range.

Research and development expenditure increased to $15.9m (2003: $9.4m), representing 13.3% of total revenues (2003: 12.4%).

Net profit after taxation

The profit on ordinary activities after tax for the year was $21.3m (2003: $9.2m). An exceptional tax credit of over $9m has arisen in respect of the exercise of employee share options under Schedule 23 of the Finance Act 2003. This exceptional tax credit has been deducted from the tax charge of $4.6m which would have arisen this year to give a net tax credit of $4.5m in 2004 compared with a tax charge of $3.3m in 2003.

The Finance Act 2003 enables the Company to obtain tax relief for gains made on the exercise of share options by employees. The size of this tax relief reflects the fact that, on flotation of the Company in October 2003, a large number of employees held share options which had been issued some years previously. Consequently, the level of gains arising on the exercise of these options post flotation has been significant and hence the exceptional nature of the resulting tax relief. The deferred tax asset arising, as described in note 2 of the consolidated profit and loss account, has been recognised in respect of this relief in 2004 in view of the current profitable trading of the Company. The deferred tax asset has been disclosed under debtors.

Cash flow and balance sheet

The Company generated $20.8m cash from operations of which $10.3m was used to finance increased working capital, leaving net cash inflow from operating activities of $10.5m (2003 $4.8m).

Wolfson invested $10.6m in capital equipment during the year. Approximately $6m was invested in production test equipment, some of which has been consigned to assembly and test sub-contractors for our exclusive use. The purchase of this equipment achieves a more cost-effective manufacturing model and guarantees sufficient capacity.

A one off investment of $3m was also made in completing the fit out of our office and engineering facility in Edinburgh.

After deducting non-operating items including capital expenditure of $10.6m the net cash outflow before financing reduced to $2.7m (2003: $17.9m).

Inventory

Inventory at 31 December 2004 amounted to $18m (2003: $8.9m). The increase during the year was primarily due to additional inventory necessary to support the rapidly growing portable business. The average number of days inventory held at the end of December 2004 was 108 days (2003: 80 days). Going forward it is anticipated that inventory levels will be maintained around 90-100 days.

Operating review

The Company continued to grow strongly in 2004, supplying products into a broadening range of applications to many of the world's leading digital consumer product manufacturers. In the first half of the year, revenues were driven by strong demand from DVD player manufacturers in China while, in the second half, MP3 players and games consoles set the pace.

The number of design wins increased by more than 50% to 250 in 2004, coming from a widening range of world leading manufacturers of digital consumer products such as Apple, Hewlett Packard, LG Electronics, Pentax, PalmOne, Samsung, Sanyo, Scientific-Atlanta, Sharp, Sony, and Toshiba. This demonstrates our success in expanding our reach into new markets and customers. Particularly significant has

been the growth in sales to leading consumer electronics companies in Japan where revenues have tripled to $19.9m during the year.

To meet the increasing demand for our products in Japan, we have enlarged our Tokyo office and opened a second Japanese office in Osaka. In January 2004, we opened a sales office in Seoul to support our growing customer base in Korea and a further office was opened in Boston in September 2004 to further support the US market. Since the year end we have also established an office in Singapore.

Portable Products

Sales of our portable products increased significantly during the year reflecting strong demand for digital cameras, games consoles, portable music players and PDAs. Wolfson's mixed signal chips, featuring low power consumption and high quality digital to analogue interfaces, enable leading products, such as the Sony PlayStation Portable among many others, to provide high quality audio performance.

Revenues grew by 184% in the portable product sector to $53m (2003: $18.6m), representing approximately 45% of total revenues for the year.

An important development during the year was the introduction of multimedia smart phones incorporating high quality music storage capability and touch panel interfaces. Wolfson's chips feature in a range of manufacturers' designs and are currently used in a number of the first commercial models, including leading brands such as the PalmOne Treo smart phone. While the market for multimedia phones is still relatively small, and growth in this market was disappointing last year, the introduction of 3G networks is expected to produce substantial growth over the next few years.

Consumer audio

In consumer audio, where our semiconductors are typically incorporated in mains-powered electronic goods, our products are sold to manufacturers of a wide variety of end-products such as LCD televisions, DVD players, DVD recorders, set-top boxes, games consoles, digital-TVs, Hi-Fi and home entertainment systems, sound cards, digital satellite radios and automotive audio applications.

Full year revenues in consumer audio grew by 26% to $38.1m (2003: $30.2m) representing 32% of total revenues for the year. During the first half of the year the Company, in common with other semiconductor suppliers, experienced strong demand from Chinese DVD manufacturers who raised production volumes to meet anticipated growth in both domestic and overseas markets. However, in the second half, excess inventory of finished products held by DVD manufacturers resulted in a reduction in demand for certain of Wolfson's consumer audio products. Prompt action was taken by Wolfson management in scaling back production and reducing selling prices on certain lines to control our inventory, which is now almost back in line with the requirement to support the ongoing customer demand.

Wolfson successfully expanded its customer base in Japan, where the latest products released by the Company are being used in a range of leading consumer end-products such as LCD TV, digital radio, in-car entertainment and games consoles.

Imaging

The digital imaging product sector, which supplies to major manufacturers of multifunction printers, scanners, and digital copiers increased revenues by 15% to $24.3m (2003:$21.2m) representing 20% of the total revenues. Wolfson supplies its components to the majority of the leading manufacturers of multifunction printers in the USA and Japan.

Manufacturing

The Company outsources all of its manufacturing requirements which brings two distinct benefits. Firstly, an ability to focus on our key design and development strengths and secondly, relatively low fixed costs and capital expenditure. At the beginning of the year, manufacturing capacity was constrained but we had the flexibility to satisfy customer demand by securing second sources for our key high volume products. We also made the strategic decision to qualify a Chinese wafer foundry to supply many of the products required by indigenous manufacturers.

Wafer fabrication is currently outsourced to Magnachip (formerly Hynix) in Korea, Chartered Semiconductor in Singapore, CSMC in China and TSMC in Taiwan. These multiple plants should have ample capacity and flexibility for future unit growth.

The assembly and testing of products is carried out by Unisem and Carsem in Malaysia, or the more specialist facilities at Unisem Europe in the UK.

To shorten our supply chain and increase our responsiveness to customers, we have established a new Asia Pacific distribution hub in Malaysia.

Research and Development

Wolfson is a leading technology company, with a strong focus on research and development. To meet market demand for more highly integrated products, incorporating power management, we opened a design centre in Swindon during the year. Our engineering team in Edinburgh continues to focus on furthering the art of audio signal processing to produce the world's best sounding products.

In 2004, the Company introduced 20 new products, taking the total portfolio to more than 80. Wolfson also recruited 24 new engineers which means approximately 50% of our staff are involved in R&D activities, including the definition of new products, their implementation, verification and production qualification. The product development activities are supported by a quality system and advanced testing diagnostic facilities. The Company is ISO 9001-2000 qualified.

Litigation

The US International Trade Commission (ITC) issued its final determination regarding the two patent infringement allegations by Cirrus Logic, Inc. in February 2005. It held that Cirrus' US Patent No 6,492,928 is unenforceable because highly material prior art was intentionally withheld from the US Patent and Trademark Office by the inventors. There will therefore be no restriction on the sale of the Wolfson products which had been alleged to infringe.

The ITC issued a limited exclusion order relating to three Wolfson audio digital to analogue converter products that infringe Cirrus' US Patent No 6,011,501 which are shipped directly into the U.S. In early 2004, the accused products were either withdrawn or modified to remove the disputed feature. There will be no effect on Wolfson's business as a result of the ITC action by Cirrus.

For most of 2004, the proceedings in the US District Court in San Diego have been stayed pending the outcome of the ITC proceedings. In the District Court proceedings, we have made a number of counterclaims against Cirrus which include business interference and unfair competition. We continue to defend this case and pursue our counterclaims.

Legal costs for both cases during the year have amounted to $4.1m, which has been charged to administrative expenses in the Profit and Loss Account. In 2005, the legal costs for the San Diego case are expected to be significantly lower than the costs incurred in 2004.

Intellectual property

As part of our product development activities, we invest substantial resources in the development of intellectual property and, at present, have 23 patents granted or in progress. We will continue to defend, with vigour, our position with respect to our intellectual property.

International Financial Reporting Standards ("IFRS")

From 1 January 2005, the Group was required to adopt IFRS and International Accounting Standards ("IAS") in the preparation of its consolidated financial statements. Therefore, the Group will issue its interim results for the period ending 30 June 2005 in accordance with IFRS. Comparative figures will be restated accordingly.

The Standards which are expected to have most impact on the net profit and shareholders' funds are: IFRS2 "Share-based payment" and IAS19 "Employee Benefits".

Outlook

The Company has entered 2005 with the widest product range and design wins in its history which we believe provides a solid platform for the Company's prospects. Demand for digital consumer electronics products, in particular portable devices, remains buoyant. Although early in the new year, current trading is encouraging and the Board is confident of delivering year-on-year growth in sales for both the first half and the full year.

AGM

The Company will be holding its AGM on 21 April 2005.

Consolidated profit and loss account
for the year ended 31 December 2004

	Note	Year ended 31 December 2004	Year ended 31 December 2003
		$000	$000
Turnover		119,294	75,735
Cost of sales		(60,530)	(40,321)
Gross profit		58,764	35,414
Distribution and selling costs		(13,479)	(7,764)
Research and development expenses		(15,911)	(9,377)
Administrative expenses		(12,622)	(6,040)
Other operating income		-	381
Operating profit		16,752	12,614
Interest receivable and similar income		1,218	317
Interest payable and similar charges		(1,217)	(415)
Profit on ordinary activities before taxation		16,753	12,516
Tax on profit on ordinary activities	2	4,535	(3,280)
Profit on ordinary activities after taxation		21,288	9,236

	Note	2004	2003
Dividends		-	-
Retained profit for the year		21,288	9,236
		Cents	Cents
Earnings per share			
- basic	3	19.85	12.01
- diluted	3	18.10	9.24

The above results relate wholly to continuing activities.

Balance sheets
as at 31 December 2004

	Group 31 December		Company 31 December	
	2004	2003	2004	2003
	$000	$000	$000	$000
Fixed assets				
Tangible assets	29,900	23,689	29,880	23,657
Current assets				
Stocks	17,964	8,859	17,964	8,859
Debtors	25,792	17,352	25,774	17,501
Cash at bank and in hand	44,232	46,474	44,135	46,336
	87,988	72,685	87,873	72,696
Creditors: amounts falling due within one year	(14,466)	(14,698)	(14,736)	(14,677)
Net current assets	73,522	57,987	73,137	58,019
Total assets less current liabilities	103,422	81,676	103,017	81,676
Creditors: amounts falling due after more than one year	(18,170)	(19,021)	(18,170)	(19,021)
Net assets	85,252	62,655	84,847	62,655
Capital and reserves				
Called up share capital	180	174	180	174
Share premium account	49,142	47,839	49,142	47,839
Capital redemption reserve	497	497	497	497
Profit and loss account	35,433	14,145	35,028	14,145
Total equity shareholders' funds	85,252	62,655	84,847	62,655

	31 December 2004 $000	31 December 2003 $000
Profit for the financial year	21,288	9,236
Exchange adjustments	-	316
Total recognised gains and losses relating to the financial year	21,288	9,552

Reconciliation of movements in shareholders' funds for the year ended 31 December 2004

Group	Total $000
Profit retained for equity shareholders	21,288
Proceeds from share issues, net of issue costs	1,309
Net addition to shareholders' funds	22,597
Opening shareholders' funds	62,655
Closing shareholders' funds	85,252

Notes to the Preliminary Announcement

1 Basis of preparation

The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2004 or 2003. Statutory accounts for 2003 have been delivered to the registrar of companies, and those for 2004 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

2 Tax on profit on ordinary activities
Analysis of (credit) / charge in year:

	Year ended 31 December 2004 $000	Year ended 31 December 2004 $000	Year ended 31 December 2003 $000
Current tax:			
UK corporation tax on profits for the year		-	642
Adjustment in respect of previous years		(642)	-
Total current tax (credit)/charge		(642)	642
Deferred tax :			
Net effect of timing differences	4,841		2,880
Adjustment in respect of previous years	326		(242)
		5,167	2,638

Tax charge before exceptional item		4,525	3,280
Exceptional tax credit:			
Current year	(5,160)		-
Adjustment in respect of previous year	(3,900)		-
		(9,060)	-
Tax (credit) / charge on profit on ordinary activities		(4,535)	3,280

Factors affecting the tax charge for the current year

The exceptional tax credit arises from the tax relief available to the Company under recent legislation within the Finance Act 2003 enabling the Company to obtain tax relief for the gains made on the exercise of share options by employees since the flotation of the Company in October 2003. This resulted in a tax credit of $9,060,000 which has been disclosed as an exceptional item on the basis of the size and nature of the amounts concerned and to give a fair presentation of the underlying tax charge. The directors believe the current profitable trading of the Company supports their view that the related deferred tax asset, in respect of this tax relief should be recognised this year and accordingly the full tax benefit has been reflected in 2004.

2 Tax on profit on ordinary activities (continued)

Factors that may affect future tax charges

There remain approximately 10 million similar share options, with exercise prices ranging from 15 pence to 75 pence, still to be exercised and therefore there are likely to be further exceptional tax credits arising in future. It is not possible to predict the timing of the exercise of options which is dependent on the decisions of individual option holders.

Tax losses as at 31 December 2004 are estimated to amount to approximately $6,700,000 and will be carried forward for utilisation against trading profits in future years. A deferred tax asset of $2,025,000 (2003: $nil) is recognised in respect of these losses. There is also a deferred tax asset recognised of $2,108,000 (2003:$240,000) in respect of other timing differences (mainly accumulated depreciation in excess of capital allowances) and therefore the total deferred tax asset as at 31 December 2004 is $4,133,000 (2003: $240,000).

3 Earnings per share

		2004		2003
	Earnings $000	Earnings er share cents	Earnings $000	Earnings per share cents
Profit for the financial year	21,288		9,236	
Basic	21,288	19.85	9,236	12.01
Diluted	21,288	18.10	9,236	9.24

The weighted average number of shares used in each calculation is as follows:

	2004 Number of shares	2003 Number of shares
For basic earnings per share	107,262,248	76,876,773
Conversion of convertible preference shares	-	15,299,782
Effect of share options	10,374,454	7,767,033
For diluted earnings per share	117,636,702	99,943,588

In calculating the diluted weighted number of shares, the fair value of ordinary shares (used in calculating the dilutive effect of share options) has been estimated as a weighted average of the actual prices obtained in transactions in the ordinary shares of the Company during the year in question.

4 Analysis of changes in net funds

	At 1 January 2004	Cash flows	Other non-cash changes	Exchange adjustments	At 31 December 2004
	$000	$000	$000	$000	$000
Cash at bank	46,474	(3,051)	-	809	44,232
Bank term loan	(20,708)	1,898	-	(1,595)	(20,405)
Finance lease and hire purchase contracts	(646)	615	-	-	(31)
	25,120	(538)	-	(786)	23,796

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close